U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
SEC FILE NUMBER     0-3319
CUSIP NUMBER        245073101

(Check One):        / x / Form 10-K     /  / Form 20-F      /  / Form 11-K
                    /   / Form 10-Z     /  / Form N-SAR

                           For Period Ended: July 28, 2001
                                             -------------

                           / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR For the Transition Period Ended: _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Del Global Technologies Corp.
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Full name of Registrant

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Former Name if Applicable

One Commerce Park
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Address of Principal Executive Office (Street and Number)

Valhalla, NY 10595
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of (i) the failure to file the Form 10-K for the year ended July 29, 2000 and the accounting irregularities previously discovered by the Registrant and (ii) the terrorist attack on the World Trade Center that occurred on September 11, 2001 and its impact on our auditors, Deloitte & Touche LLP, we are requesting an extension to November 30, 2001 in which to file our Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended July 28, 2001.

Our auditors are located at 2 World Financial Center, New York, NY 10281 which is in an area designated as a Federal Disaster Area and were directly affected by the disaster. Accordingly, we are unable to finalize the Form 10-K by the deadline October 26, 2001.




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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

             Carole Murphy,
Corporate Controller/Asst. Secretary            (914)             686-3600
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               (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                 /   / Yes         / X / No

         The Registrant has not filed its 10-K for 2000 and its three 10-Q's for the first three quarters of 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  / X / Yes        /   / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment No. 1


                          Del Global Technologies Corp.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    October 26, 2001               By: /S/ Carole Murphy
                                            -------------------------------
                                            Carole Murphy
                                            Corporate Controller/Asst. Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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                                ATTACHMENT NO. 1


         Response to Part IV (3):

         The Registrant anticipates that there will be significant changes in results of operations from the corresponding period for the last fiscal year and that it will have to restate prior results based on an investigation by the Registrant that uncovered various accounting irregularities.